

Steve Flaherty

1m ·

🚨 BIG NEWS 🚨

The day has finally come where we are opening our investment campaign for NecoTech to anyone!

Legally, I can't say much more, other than that we are raising money to grow the company (see required disclosure), and all info is on the Wefunder site.

Just 2 quick things on why crowdfunding:

1) I'm on a mission to show other entrepreneurs that they can succeed, even if they don't have a large VC investor...so we've turned our VC offers down for now.

2) We want our friends, family, and fans to be able to have the chance to participate and benefit from our growth! Many have watched us build, and our success shouldn't be reserved for only people with deep pockets!

That's it! So, feel free to check out the page and find out more info and if you feel inclined, I'd love to have your support as we scale necoTECH!

Now for the lawyer stuff 😉